SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Seahawk Drilling, Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81201R107
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                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81201R107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     1,099,999

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     1,099,999

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,099,999

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 81201R107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     1,099,999

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     1,099,999

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,099,999

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 81201R107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     1,099,999*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     1,099,999*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,099,999*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

* Mr. Fredriksen may be deemed to beneficially own 1,099,999 Common Shares through his indirect influence over Hemen, the shares of which are held in a trust (the "Trust"). The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 1,099,999 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 1,099,999 Common Shares.

CUSIP NO. 81201R107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     1,099,999*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     1,099,999*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,099,999*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

* Mr. Fredriksen may be deemed to beneficially own 1,099,999 Common Shares through his indirect influence over Hemen, the shares of which are held in the Trust. The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of 1,099,999 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 1,099,999 Common Shares.

CUSIP NO. 81201R107

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock (the "Common Stock") of Seahawk Drilling, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5847 San Felipe, Suite 3300, Houston, Texas 77057.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (iv) C.K. Limited, a Jersey company.

Seadrill, Hemen, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons."

Hemen is the principal shareholder of Seadrill. Mr. Fredriksen may be deemed indirectly to have influence over Hemen and is the Chairman, President and a Director of Seadrill. C.K. Limited also indirectly controls Hemen and is the trustee of the Trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen       Chairman and President       Mr. Fredriksen's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place,
                                                   14Par-la-Ville Road, Hamilton
                                                   HM 08, Bermuda. Mr.
                                                   Fredriksen is also the
                                                   Chairman, Chief Executive
                                                   Officer, President and
                                                   Director of Frontline Ltd.,
                                                   an international shipping
                                                   company engaged primarily in
                                                   transporting crude oil and
                                                   oil products. Mr. Fredriksen
                                                   is a citizen of Cyprus.

Tor Olav Troim        Director and Vice            Mr. Troim's principal
                      President                    business address is c/o Ship
                                                   Finance International
                                                   Limited, 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Mr. Troim also
                                                   serves as a Director and the
                                                   Chief Executive Officer of
                                                   both Ship Finance
                                                   International Limited, an
                                                   international shipping
                                                   company primarily engaged in
                                                   the ownership and operation
                                                   of vessels and offshore
                                                   related assets, and Golden
                                                   Ocean Group Ltd., a Bermuda
                                                   based drybulk shipping
                                                   company. Mr. Troim is a
                                                   citizen of Norway.

Kate Blankenship      Director                     Ms. Blankenship's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms.
                                                   Blankenship also serves as a
                                                   Director of Frontline Ltd.,
                                                   Golar LNG Ltd., Ship Finance
                                                   International Limited,
                                                   Knightsbridge Tankers Limited
                                                   and Golden Ocean Group
                                                   Limited. Ms. Blankenship is a
                                                   citizen of the United
                                                   Kingdom.

Kjell E Jacobsen      Director                     Mr. Jacobsen's principal
                                                   business address is c/o
                                                   Energy Ventures AS,
                                                   Kongsgardbakken 1, 4005
                                                   Stavanger Norway. Mr.
                                                   Jacobsen also serves as a
                                                   partner in Energy Ventures
                                                   AS. Mr. Jacobsen was chief
                                                   executive officer of Seadrill
                                                   Management AS from 2005
                                                   until2008. Mr. Jacobsen is a
                                                   citizen of Norway.

Kathrine Fredriksen   Director                     Ms. Fredriken's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms. Fredriksen
                                                   also serves as an employee of
                                                   Arcadia Petroleum, an oil
                                                   trading company, and has
                                                   served as a director of
                                                   Frontline Ltd., since
                                                   February, 2008. Ms.
                                                   Fredriksen is a citizen of
                                                   Norway.

Alf C. Thorkildsen    Chief Executive Officer      Seadrill Management AS is a
                      President of Seadrill        wholly-owned subsidiary of
                      Management AS                Seadrill, and its principal
                                                   business is the commercial
                                                   management of Seadrill's
                                                   subsidiaries, including the
                                                   chartering and insurance of
                                                   its assets. Mr.Thorkildsen's
                                                   principal business address is
                                                   c/o Seadrill Management AS,
                                                   Finnestadveien 28, Stavanger,
                                                   Norway. Mr. Thorkildsen is a
                                                   citizen of Norway.

Trond Brandsrud       Chief Financial Officer of   Mr. Brandsrud's principal
                      Seadrill Management AS       business address is c/o
                                                   Seadrill Management AS,
                                                   Finnestadveien 28, Stavanger,
                                                   Norway . Mr. Brandsrud is a
                                                   citizen of Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas   Director   Mr. Hannas' principal business address
                                       is Deana Beach Apartments, Block 1, 4th
                                       Floor, Promachon Eleftherias Street,
                                       Ayios Athanasios, CY - 4103 Limassol,
                                       Cyprus. Mr. Hannas is a citizen of
                                       Cyprus.

Kyriakos Kazamias           Director   Mr. Kazamias' principal business address
                                       is Deana Beach Apartments, Block 1,
                                       4th Floor, Promachon Eleftherias Street,
                                       Ayios Athanasios, CY - 4103 Limassol,
                                       Cyprus. Mr. Kazamias is a citizen of
                                       Cyprus.

Costas Pallaris             Director   Mr. Pallaris' principal business address
                                       is Deana Beach Apartments, Block 1, 4th
                                       Floor, Promachon Eleftherias Street,
                                       Ayios Athanasios, CY - 4103 Limassol,
                                       Cyprus. Mr. Pallaris is a citizen of
                                       Cyprus.

(iii) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas       Director      Mr. Hannas' principal business
                                              address is Deana Beach
                                              Apartments, Block 1, 4th Floor,
                                              Promachon Eleftherias Street,
                                              Ayios Athanasios, CY - 4103
                                              Limassol, Cyprus. Mr. Hannas is a
                                              citizen of Cyprus.

Timothy Nichloas Scott Warren   Director      Mr. Warren's principal business
                                              address is Channel House, Green
                                              Street, St Helier, Jersey JE2
                                              4UH.  Mr. Warren is a citizen of
                                              England.

Charles Guy Malet de Carteret   Director      Mr. Carteret's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Carteret is a citizen of England.

Simon Paul Alan Brewer          Director      Mr. Brewer's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Brewer is a citizen of England.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

On August 24, 2009, Seadrill acquired 1,099,999 shares of the Issuer's Common Stock by way of a pro rata stock dividend distributed to owners of the stock of the Issuer's parent company, Pride International, Inc. As such, the Reporting Persons paid no consideration for such shares of Common Stock.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons hold their shares of Common Stock for investment. The Reporting Persons evaluate their investment in the shares of Common Stock on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's capitalization table which was incorporated by reference to the Form 10 filed on August 6, 2009, there were 11,580,249 shares of Common Stock issued and outstanding as of August 3, 2009. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 1,099,999 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,099,999 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,099,999 shares of Common Stock.

Hemen may be deemed to beneficially own 1,099,999 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,099,999 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,099,999 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 1,099,999 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,099,999 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,099,999 shares of Common Stock.

C.K. Limited may be deemed to beneficially own 1,099,999 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. C.K. Limited has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,099,999 shares of Common Stock. C.K. Limited has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,099,999 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    --------------------
Name:   John Fredriksen


C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Seahawk Drilling, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: September 3, 2009


SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen


C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

SK 25542 0002 1026923 v2